UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-KSB  |_| Form 20-F  |_| Form 11-K   |_| Form 10-QSB
              |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

         For Period Ended: December 31, 2006

              |_| Transition Report on Form 10-KSB
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-QSB
              |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


PART I - REGISTRANT INFORMATION

INTERACT HOLDINGS GROUP, INC.
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Full Name of Registrant

Not applicable.
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Former Name if Applicable

550 Greens Parkway, Suite 230
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Address of Principal Executive Office (Street and Number)

Houston, Texas 77067
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City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Company is unable to file its Form 10-KSB within the prescribed period without unreasonable expense because management has not been able to complete the Form 10-KSB due to the financial statements not being complete. The Company fully expects to be able to file within the additional time allowed by this report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Arthur S. Marcus, Esq.       (212)         752-9700
     ----------------------       -----         ----------------------
     (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

On May 5, 2006, the Company acquired UTSI International Corporation ("UTSI"). As a result of this acquisition, the Company's results of operations for the fiscal year ended December 31, 2006 will reflect UTSI's operations, therefore the Company's earnings statements will reflect a significant change in its results of operations from the corresponding period for the prior fiscal year.


                          INTERACT HOLDINGS GROUP, INC.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 3, 2007              By:   /s/ Jeffrey W. Flannery
                                       -----------------------
                                       Jeffrey W. Flannery
                                       Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
      Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)